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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Schedule 14D-9
                                 (Rule 14d-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                               (Amendment No. ___)

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                       The Langer Biomechanics Group, Inc.
                            (Name of Subject Company)

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                       The Langer Biomechanics Group, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.02 per share
                         (Title of Class of Securities)

                                    515707107
                      (CUSIP Number of Class of Securities)

                                Stephen V. Ardia
                              Chairman of the Board
                       The Langer Biomechanics Group, Inc.
                                450 Commack Road
                            Deer Park, New York 11729
                            Telephone: (631) 667-1200
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of The Person(s) Filing Statement)

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                                 With a copy to:
                             GARY T. MOOMJIAN, ESQ.
                             Kaufman & Moomjian, LLC
                    50 Charles Lindbergh Boulevard, Suite 206
                          Mitchel Field, New York 11553
                                 (516) 222-5100

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|_|   Check box if the filing relates solely to preliminary communications made before commencement of a tender offer.

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Item 1. Subject Company Information.

      The name of the subject company is The Langer Biomechanics Group, Inc., a New York corporation ("Langer" or the "Company"). The address of the principal executive offices of Langer is 450 Commack Road, Deer Park, New York 11729 and its telephone number is (631) 667-1200.

      The title of the class of equity securities to which this Solicitation/Recommendation Statement (together with any Exhibits or Annexes hereto, this "Statement") relates is the common stock, par value $.02 per share, of Langer ("Common Stock" or the "Shares"). As of December 28, 2000, there were 2,613,181 Shares outstanding.

Item 2. Identity and Background of Filing Person.

      The filing person of this Statement is the subject company, Langer. The business address and business telephone number of Langer are as set forth in
Item 1(a) above.

      This Statement relates to a tender offer by OrthoStrategies Acquisition Corp. ("Purchaser"), a New York corporation and wholly owned subsidiary of OrthoStrategies, Inc., a New York corporation ("OS"), as disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated January 10, 2001, to purchase up to 75% of the issued and outstanding shares of Common Stock at a price of $1.525 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

      The Offer is being made pursuant to a Tender Offer Agreement, dated December 28, 2000 (as such agreement may be amended and supplemented from time to time, the "Tender Offer Agreement"), by and among Langer, OS and Purchaser. The Schedule TO states that the principal office of OS and Purchaser is c/o Andrew H. Meyers, 31 The Birches, Roslyn Estates, N.Y. 11576.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

      Except as set forth in the response to this Item 3 or in Schedule I attached hereto or as incorporated by reference herein, to the knowledge of Langer, there exists on the date hereof no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Langer or its affiliates and either (1) Langer, its executive officers, directors or affiliates or (2) OS or Purchaser, or any of their respective executive officers, directors or affiliates.

Arrangements and Agreements with Executive Officers, Directors and Affiliates of Langer

      Certain contracts, arrangements or understandings between Langer or its affiliates and certain of Langer's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Statement as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder in connection with OS' right granted pursuant to the Tender Offer Agreement (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Langer Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

Proxy Statement Disclosures

      Certain contracts, agreements, arrangements and understandings between Langer and its executive officers, directors and affiliates are described on pages 3-5 of Langer's Proxy Statement for the Annual Meeting of Shareholders held on August 2, 2000 (the "2000 Proxy Statement") in the sections "Beneficial Ownership of the Company's Securities", "Executive Compensation", and "Compensation of Directors", and in Items 10-12, inclusive, of Langer's Annual Report on Form 10-K for the fiscal year ended February 29, 2000 (the "Form 10-K"). The 2000 Proxy Statement is filed herewith as Exhibit 7 and is incorporated herein by reference. Items 10-12, inclusive, of the Form 10-K are filed herewith as Exhibit 8 and are incorporated herein by reference. The information incorporated herein by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.


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Treatment of Stock Options

      Reference is made to the Company's 1992 Stock Option Plan (the "1992 Stock Option Plan"), which is filed as Exhibit 9 to this Statement and is incorporated herein by reference. Under the 1992 Stock Option Plan, nonqualified and incentive stock options have been granted to selected employees, officers, directors, consultants and advisors of the Company.

      Pursuant to the Tender Offer Agreement, the Company has agreed to redeem certain outstanding stock options to purchase 225,000 Shares prior to the purchase of the Shares by Purchaser at an aggregate redemption price of $70,635.

Other Transactions and Arrangements

      In connection with the Tender Offer Agreement, on December 28, 2000, the Company entered into letters of continued employment ("Letters of Employment") with each of Thomas G. Archbold, Daniel J. Gorney and Ronald Spinelli, pursuant to which each of such officers confirmed their agreements to remain in the employ of the Company and, subject to the Company's right to terminate their employment for cause, the Company confirmed its agreement to employ such officers through the date on which the Offer is consummated or, if earlier, the date on which the Tender Offer Agreement is terminated. Such Letters of Employment also provide for a six month non-competition agreement.

      As an incentive to those members of the Company's executive management who are not Directors (Daniel J. Gorney, President and CEO; Thomas G. Archbold, Chief Financial Officer; and Ronald Spinelli, Vice President of Operations) to remain in the employ of the Company through the closing of the Offer and to assist in the transition period following the Closing:

      o the Company will provide bonuses to such executives if certain performance targets are met at the month end preceding the Closing of the Offer. Such bonus will be up to $20,000 for Mr. Gorney, $20,000 for Mr. Archbold and $25,000 for Mr. Spinelli, with minimum guaranteed bonuses to Messrs. Archbold and Spinelli of $5,000 each. To receive such bonus, such individuals must remain in the employ of the Company for 90 days following the Closing of the Offer.

      o Langer will provide three months base salary as a severance payment to Messrs. Archbold and Spinelli if they are terminated without cause within six months of the Closing of the Offer. The Company has committed to continue to employ Mr. Gorney, and Mr. Gorney has committed to remain employed with the Company, for three months after the Closing of the Offer; thereafter Mr. Gorney will be entitled to receive three months base salary as a severance payment.

      On August 2, 2000, the Board of Directors authorized the issuance of 4,000 shares of Common Stock to each of Messrs. Stephen V. Ardia, Kenneth Granat and Thomas I. Altholz for their services as outside directors for the current fiscal year, which issuance was decreased to 3,000 shares at a subsequent Board meeting.

      On November 29, 2000, the Company agreed to pay Stephen V. Ardia, Chairman of the Board of the Board, the sum of $25,000 for his services rendered in connection with the negotiation of the transactions contemplated by the Tender Offer Agreement, $12,500 of which was paid on such date with the balance authorized to be paid at the Langer Board meeting held on December 12, 2000. In January 2001, it is anticipated that Langer will pay $40,000 to Mr. Ardia, which amounts had previously not been paid but were due and owing to Mr. Ardia for his services to the Company from November 1998 to November 2000.

      On December 12, 2000, the Langer Board authorized the payment of $1,500 to each of the outside directors for their recent services as directors.

Indemnification

      As permitted by New York law, Article Eighth of the Company's Certificate of Incorporation provides for the elimination of personal liability of the directors of the Company to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the New York Business Corporation Law. Section 402 of the New York Business Corporation Law does not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the New York Business


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Corporation Law regarding improper dividends or distributions, purchase of shares, distributions of assets or loans. A copy of such Article Eighth has been filed as Exhibit 10 to this Statement and is incorporated herein by reference.

      Article XI of the Company's By-Laws ("Article XI") provides that any person made or threatened to be made a party to an action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, then is or was a director, officer, employee or agent of the Company, or then serves or has served any other corporation in any capacity at the request of the Company, shall be indemnified by the Company against reasonable expenses, judgments, fines and amounts actually and necessarily incurred in connection with the defense of such action or proceeding or in connection with an appeal therein, to the fullest extent permitted by the laws or the State of New York. A copy of Article XI is filed as Exhibit 11 to this Statement and is incorporated herein by reference.

Tender Offer Agreement

      The following summary of the Tender Offer Agreement is qualified in its entirety by reference to the Tender Offer Agreement, a copy of which is filed as
Exhibit 1 to this Statement and is incorporated herein by reference. The Tender Offer Agreement should be read in its entirety for a more complete description of the matters summarized below. Capitalized terms used in this summary of the Tender Offer Agreement and not otherwise defined in this Statement shall have the meanings set forth in the Tender Offer Agreement.

      The Offer. The Tender Offer Agreement provides for the making of the Offer. The Tender Offer Agreement provides that the Purchaser will commence the Offer and that, subject to the satisfaction or waiver of the Offer Conditions set forth in Annex A to the Tender Offer Agreement and certain other conditions referred to in the Tender Offer Agreement and the provisions regarding proration of the Shares to be purchased, Purchaser will purchase all Shares validly tendered and not withdrawn that it is obligated to purchase pursuant to the Offer. The Tender Offer Agreement provides that, unless previously approved by the Company in the writing, Purchaser will not make any change in the terms and conditions of the Offer which (i) decreases the price per Share payable in the Offer, (ii) changes the form of consideration payable in the Offer (other than by adding consideration) or (iii) imposes additional conditions to the Offer that are materially adverse to the holders of the Shares.

      Without the consent of the Langer Board, Purchaser may (i) extend the Offer or increase the Offer Price to the extent required by law, or (ii) extend the Offer from time to time; provided, however, that if all Offer Conditions have been satisfied or waived, the Offer cannot be extended for more than five business days without the written consent of the Company unless applicable laws or regulations so require.

      Conditions to the Offer. Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not paid for if (i) prior to the expiration of the Offer (x) less than 1,332,722 Shares shall have been validly tendered and not withdrawn (the "Minimum Condition") or
(y) any necessary or required consent, registration, approval, permit or authorization of any governmental entity applicable to the Offer shall not have been obtained or (ii) on or after December 29, 2000 and at or before the time of payment for any of such Shares tendered any of the following events shall occur:

            (a) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the NASDAQ SmallCap Market for a period in excess of three hours (other than a suspension or limitation triggered by price fluctuations and suspensions or limitations resulting from physical damage to or interference with the systems of NASDAQ provided such interference is not related to market conditions),
      (ii) a declaration of a banking moratorium in the United States or any suspension of payments in respect of banks in the United States, (iii) a commencement or escalation of a war, armed hostilities on or other international or national calamity resulting in a general mobilization of a substantial portion of the armed forces of the United States; (iv) the imposition by the Federal Reserve of a limitation on the extension of credit by United States banks or a decline of at least 30% in either the Dow Jones


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      Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Tender Offer Agreement;

            (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Tender Offer Agreement, any representation or warranty of the Company in the Tender Offer Agreement shall have been inaccurate or incomplete as of the date of the Tender Offer Agreement, except for such exceptions, which individually or in the aggregate, would not constitute a material breach of any representation or warranty of the Company in the Tender Offer Agreement; or any representation or warranty of the Company set forth in the Tender Offer Agreement shall have been inaccurate or incomplete as of the Closing Date, except for such exceptions as of the Closing Date which, individually or in the aggregate, would not have a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect").

            (c) there shall be instituted or pending any action, litigation, proceeding, investigation or other application (an "Action") before any court or other governmental authority by any governmental authority or instituted or pending any action by any other person, domestic or foreign:
      (i) challenging the acquisition by Purchaser of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer, seeking to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer; (ii) seeking to prohibit, or impose any material limitations on, Purchaser's ownership or operation of all or any portion of its or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Purchaser to dispose of or hold separate all or any portion of Purchaser's or the Company's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer, (iii) seeking to make acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Purchaser unable to, or result in a delay in, or restrict, the ability of Purchaser to accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by it on an equal basis with all other Shares on all matters properly presented to the stockholders; or (v) that, in any event, is reasonably likely to have a Company Material Adverse Effect.

            (d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed applicable to the Offer, or any other action shall have been taken, proposed or threatened, by any court or other governmental entity that could be expected to, directly or indirectly, result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any action referred to in clauses (i) through (v) of paragraph (c) above;

            (e) any person, entity or group shall have entered into a definitive agreement or an agreement in principle with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation, acquisition, reorganization, recapitalization or other business combination with or involving the Company;

            (f) the Langer Board (or a special committee thereof) shall have amended, modified or withdrawn its approval or recommendation of the Offer or the Tender Offer Agreement or shall have endorsed, approved or recommended any other Company Acquisition Proposal, or shall have resolved to do any of the foregoing; or

            (g) the Tender Offer Agreement shall have been terminated by the Company or Purchaser in accordance with its terms or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for the Shares;

which in the reasonable judgment of Purchaser, in any such case, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for the Shares.


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      Further, Purchaser will have no obligation to accept for payment or pay for any tendered shares, unless, as of the closing time each of the following additional conditions shall have been satisfied:

      a. Andrew H. Meyers shall have been elected President and Chief Executive Officer of the Company, and his employment with the Company shall not have been terminated by the Company without cause, unless Mr. Meyers shall have declined to accept or continue employment;

      b. Stephen V. Ardia, Kenneth Granat, Thomas I. Altholz and Justin Wernick shall have resigned from the Company's board of directors and Andrew H. Meyers and up to four individuals designated by OrthoStrategies reasonably acceptable to the board of directors of the Company shall have been elected to the Company's board of directors (unless OS fails to designate acceptable nominees);

      c. The Shareholders Agreement shall be in full force and effect unless breached or terminated by OS;

      d. The Company shall have issued and outstanding no more than 2,613,181 Shares plus such number of Shares as may be issued pursuant to the exercise of options outstanding as of the commencement of the Offer;

      e. The Company's Agreements with its current bank, American National Bank, and the extension thereof to the earlier to occur of February 28, 2001 or the closing of the Offer shall remain in full force and effect;

      f. The Company shall have obtained all consents, agreements and governmental approvals necessary or appropriate for consummation of the Offer, other than those relating to agreements which provide for payment or receipt by the Company of less than $12,500;

      g. Except for the bonuses and severance payments discussed above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" consummation of the Offer will not give rise to any obligation for severance, bonus, change of control or "golden parachute" payments to any of the Company's employees;

      h. The OS Option Agreement and the related Registration Rights Agreement shall have been executed and delivered by Langer and the OS Options shall have been granted;

      i. No change shall have occurred in any governmental regulation of and reimbursement rules relating to the business of the Company or its products which has a Company Material Adverse Effect.

      The conditions set forth above are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such condition or may be waived by Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

      Directors. The Tender Offer Agreement provides that the Company will use its best efforts to facilitate the election to the Langer Board, effective as of the purchase of (i) at least a majority of the issued and outstanding Shares and
(ii) subject to the Offer Conditions, all Shares tendered pursuant to the Offer, of Andrew H. Meyers and, at Purchaser's option, four additional persons designated by Purchaser subject to the reasonable approval by the Langer Board of each designee. Further, the Company has agreed to use its best efforts to facilitate the resignation, effective as of the purchase of (i) at least a majority of the issued and outstanding Shares and, (ii) subject to the conditions of the Offer, all Shares tendered pursuant to the Offer, of Kenneth Granat, Thomas I. Altholz and Stephen V. Ardia from the Langer Board. Upon the purchase of Shares pursuant to the Offer, the Company, if so requested by Purchaser, has agreed to use reasonable efforts to facilitate the appointment of such persons designated by Purchaser necessary to constitute the same proportionate representation of each committee of the Langer Board, each board of directors of each Subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons) as Purchaser's representatives constitute of the Langer Board. The Company's obligations to facilitate the appointment of


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designees of Purchaser to the Langer Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

      Representations and Warranties. The Tender Offer Agreement contains certain customary representations and warranties of the parties. These include representations and warranties of the Company with respect to, among other matters, its organization, authority, capitalization, subsidiaries, corporate records, SEC filings, financial statements, absence of certain changes, liabilities, property owned or leased, title to and condition of property, taxes, permits, compliance with laws, contractual and other obligations, accounts payable and receivable, employee benefit plans, compensation, labor matters, insurance, intellectual property and litigation. OS and Purchaser also have made certain representations and warranties with respect to organization, authority, ownership, corporate affiliations, prior activities, litigation, the availability of funds to finance the Offer, contractual obligations and other matters.

      Conduct of Company Operations Pending the Purchase of the Shares Pursuant to the Offer. The Company has agreed that, prior to the earlier of the purchase of the Shares pursuant to the Offer or the termination of the Tender Offer Agreement, unless Purchaser or OS shall otherwise agree in writing and except as otherwise contemplated in the Tender Offer Agreement:

            (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and the Company and each of its subsidiaries shall use commercially reasonable efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business associates in the ordinary and usual course of business;

            (b) the Company shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (ii) amend its Certificate of Incorporation or By-Laws; (iii) split, combine or reclassify the outstanding Shares; or (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares;

            (c) neither the Company nor any of its subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any subsidiary or any other property or assets (other than, in the case of the Company, shares issuable pursuant to options outstanding on the date of the Tender Offer Agreement which are not to be redeemed under such agreement); (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets other than the sale of inventory and the sale or disposal of assets of insignificant value in the ordinary and usual course of business; (iii) incur or modify any indebtedness; provided, however, that the Company's relationship with its lending institution will terminate on the earlier to occur of February 28, 2001 or the closing date of the Offer (the "Closing Date") and at such time the Company will repay the approximately $90,000 owed to such institution; (iv) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company;
      (v) make or authorize capital expenditures other than in the ordinary and usual course of business and in amounts not exceeding those contemplated by the Company's current capital expenditure budget set forth in the Company Disclosure Schedule to the Tender Offer Agreement (the "Company Disclosure Schedule"); or (vi) make or authorize any acquisition of, or investment in, assets or stock of any other person or entity or merge or consolidate with any person or entity;

            (d) except as provided in the Tender Offer Agreement or the Company Disclosure Schedule, neither the Company nor any of its subsidiaries shall grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer, employee or consultant of the Company or its subsidiaries; and neither the Company nor any of its subsidiaries shall establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement or any other benefit plan for the benefit of any directors, officers or employees;

            (e) except as set forth on the Company Disclosure Schedule, neither the Company nor any of its subsidiaries shall (i) settle or compromise any claims or litigation (including any claims for taxes made by a government entity) whereby the Company would be liable for in excess of $12,500, (ii) modify, amend


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      or terminate any of its material contracts or waive, release or assign any material rights or claims, (iii) cancel or forgive any indebtedness owed to the Company or any of its subsidiaries by any officer, director, employee or consultant of the Company or any of its subsidiaries, or (iv) cancel or forgive any other indebtedness owed to the Company or any of its subsidiaries other than inter-company debt;

            (f) neither the Company nor any of its subsidiaries shall make any tax election for a tax return or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated;

            (g) neither the Company nor any of its subsidiaries shall enter into any contract or agreement under which the consideration to be paid or received by the Company exceeds $15,000 other than open purchase orders for materials or inventory in the ordinary course of business;

            (h) neither the Company nor any of its subsidiaries knowingly shall take or fail to take any action that (i) is reasonably likely to result in any failure of the Offer, unless such action is taken by the Langer Board after consultation with Company counsel to fulfill its fiduciary obligations to the Company's shareholders; or (ii) is reasonably likely to make any representation or warranty of the Company contained in the Tender Offer Agreement inaccurate at, or as of any time prior to, Purchaser's purchase of Shares pursuant to the Offer; and

            (i) neither the Company nor any of its subsidiaries will authorize or enter into any agreement to do any of the foregoing.

      Other Potential Offers. The Tender Offer Agreement provides that from the date thereof until the earlier of the purchase of the Shares or the termination of such Agreement in accordance with its terms, the Company and its subsidiaries and the officers, directors, employees or other agents of the Company and its subsidiaries and any other related party will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Company Acquisition Proposal (as defined below) or (ii) unless otherwise required in accordance with the fiduciary duties of the Langer Board under applicable law as advised by counsel to the Company, engage in discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person or entity that may be considering making, or has made, a Company Acquisition Proposal. The Company has agreed to promptly notify OS after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person or entity that may be considering making, or has made, a Company Acquisition Proposal. "Company Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger, consolidation, reorganization, recapitalization or other business combination involving the Company or any of its subsidiaries or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries, whether pursuant to a tender offer or otherwise, other than the transactions contemplated by the Tender Offer Agreement.

      Notices of Certain Events. Pursuant to the Tender Offer Agreement, the Company is required to notify OS of, and in the case of the items in clauses (i) through (v) provide, if applicable, OS copies of:

            (i) any notice or other communication from any person or entity alleging that the consent of such person (or other person or entity) is or may be required in connection with the transactions contemplated by the Tender Offer Agreement;

            (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Tender Offer Agreement;

            (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries which, if pending on the date of the Tender Offer Agreement, would have been required to have been disclosed pursuant to the terms thereof or which relate to the consummation of the transactions contemplated by such Agreement;

            (iv) the receipt by the Company of any documents, records, environmental agency reports and correspondence related to or concerning any environmental condition relevant to the Company premises or any facilities or operations thereon, or any off-site disposal of hazardous wastes; and

            (v) the occurrence of any Company Material Adverse Effect.

      Further Actions. Pursuant to the Tender Offer Agreement, each of OS, Purchaser and the Company has agreed to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Tender Offer Agreement.

      Interim Employment and Stock Options. The Tender Offer Agreement provides that from the date of such Agreement to the earlier of the consummation of the Offer or the termination of such Agreement, the Company will employ Andrew H. Meyers, a principal of OS and Purchaser, in an advisory capacity. In addition, Mr. Meyers will be appointed as an observer to the Langer Board with the right to receive all notices and reports provided to the Board and to attend all meetings of the Board (except as relates to the transactions contemplated by the Tender Offer Agreement).

      In connection with such employment, the Company has granted stock options to Mr. Meyers pursuant the Company's 1992 Stock Option Plan to purchase 175,000 shares of Common Stock at $1.525 per share. Such options are not exercisable until the date of the closing of the Offer and the approval by the shareholders of an increase in the number of shares of Common Stock underlying the 1992 Stock Option Plan. The options are exercisable over a ten year term and vest in three equal annual installments commencing December 31, 2001.

      Option Grant and Registration Rights Agreement. Pursuant to the Tender Offer Agreement, the Company has agreed to grant OS or its designees upon the closing of the Offer, an option to purchase up to 1,400,000 shares of Common Stock. This Option grant will be made in order to enable OS to fund the growth of the Company, although OS has no obligation to exercise these Options or to provide any other financial support to the Company. The option is exercisable for a period of 180 days commencing on the Closing Date. The exercise price is initially $1.525 per share, increasing to $1.550 per share 91 days after the Closing Date, $1.575 per share 121 days after the Closing Date and $1.60 per share from the 151st day after the Closing Date until its expiration.

      In connection with the grant of the option to OS to purchase 1,400,000 shares of Common Stock, the Company has agreed to enter into a Registration Rights Agreement, on the closing of the Offer, pursuant to which it will use its best efforts to register the shares underlying such option and any other shares held by the holders of the shares underlying such option under the Securities Act of 1933, as amended, during the three year period commencing on the date of such Registration Rights Agreement at the request of holders of at least 50% of such shares. Pursuant to such Registration Rights Agreement, the Company will also agree to register such shares if the Company, for itself or for any of its security holders, shall at anytime register shares under the Securities Act, except in the case of certain registrations. The Company will also pay all expenses incurred in connection with any such registration.

      Funding. Purchaser has received binding commitments from the shareholder of OS and certain investors to deliver to Purchaser at the Closing the funds necessary to purchase the Shares or to purchase the Shares individually (or by designees) pursuant to the Offer.

      Directors' and Officers' Insurance. After the Closing of the Offer, the Company has agreed to continue to maintain its existing officers' and directors' liability insurance for a period of three years, or provide substantially the same coverage.

      Termination. The Tender Offer Agreement may be terminated and the Offer abandoned at any time prior to the Closing of the purchase of the Shares:

            (i) by mutual written consent of the Company and OS upon a vote of their respective Boards of Directors;

            (ii) by either the Company or OS, if there shall be any applicable domestic law, rule or regulation that makes consummation of the Offer illegal or otherwise prohibited or if any judgment, injunction, order or decree of a court of competent jurisdiction shall restrain or prohibit the consummation of the Offer, and such judgment, injunction, order or decree shall become final and nonappealable;

            (iii) by Purchaser by action of the Board of Directors of Purchaser at any time prior to the time Purchaser purchases Shares pursuant to the Offer, if (w) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in the Tender Offer Agreement to be complied with or performed by the Company, and such failure shall not have been cured prior to the earlier of (A) five (5) business days following the giving of written notice to the Company of such failure or (B) the business day prior to the date on which the Offer is then scheduled to expire, (x) the Langer Board shall have amended or modified in a manner adverse to Purchaser its approval or recommendation of the Offer, shall have withdrawn such recommendation or shall have, approved or recommended any other Company Acquisition Proposal, or shall have resolved to do any of the foregoing, or (y) the shareholders of the Company shall have tendered less than 1,332,722 of the Shares or the shareholders which are party to the Shareholders Agreement shall have tendered in the aggregate less than 1,305,606 of their Shares in accordance with the Shareholders Agreement; and, in each case, OS and Purchaser are not in violation of the their representations and warranties set forth in the Tender Offer Agreement.

            (iv) by the Company by action of the Langer Board at any time prior to the time Purchaser purchases Shares pursuant to the Offer, if Purchaser
      (x) shall have failed to comply in any material respect with any of the covenants or agreements contained in the Tender Offer Agreement to be compiled with or performed by Purchaser, and such failure shall not have been cured prior to the earlier of (A) five (5) business days following the giving of written notice to Purchaser of such failure or (B) the business day prior to the date on which the Offer is then scheduled to expire or (y) shall have failed to commence the Offer within the time required in the Tender Offer Agreement and the Company is not in violation of its representations and warranties set forth in the Tender Offer Agreement;

            (v) by the Company by action of the Langer Board, if such Board receives or there is publicly announced a bona fide written Company Acquisition Proposal (which Company Acquisition Proposal was unsolicited and did not otherwise result from a breach of a specified section of the Tender Offer Agreement) and the Langer Board determines in good faith (i) that such Company Acquisition Proposal is reasonably likely, if consummated, to result in a transaction more favorable to the Company's shareholders from a financial point of view than the transaction contemplated by the Tender Offer Agreement (a "Superior Proposal") and
      (ii) after consultation with outside counsel, that approval, acceptance or recommendation of such Company Acquisition Proposal or tender or exchange offer is necessary in order for its directors to comply with their respective fiduciary duties, and the Company shall substantially concurrently with such termination enter into a definitive agreement containing the terms of a Superior Proposal, provided, however, that the Company shall give three days prior notice thereof to Purchaser;

            (vi) by either the Company or OS if the Offer shall not have been consummated by March 31, 2001 (other than through the failure of the party seeking termination to comply with its obligations under the Tender Offer Agreement).

      If the Tender Offer Agreement is terminated, no party shall have any liability or further obligation to any other party to the Tender Offer Agreement, except (i) if the Tender Offer Agreement is terminated by the Company because of a Superior Proposal, then the Company shall reimburse Purchaser's reasonable out of pocket costs and expenses actually incurred in connection with the Tender Offer Agreement and the transactions contemplated hereby, (ii) if (x) the Purchaser terminates the Tender Offer Agreement pursuant to clause (x) of section (iii) above or the Company shall have terminated the Tender Offer Agreement when it did not have a right to do so under such Agreement, then the Company shall reimburse Purchaser's reasonable out-of-pocket costs and expenses actually incurred in connection with the Tender Offer Agreement and the transactions contemplated thereby; or (y) the Purchaser shall terminate the Tender Offer Agreement pursuant to clause (w) or (y) of section (iii) above, then the Company shall reimburse Purchaser's reasonable out-of-pocket expenses actually incurred in connection with the Tender Offer Agreement and the transactions contemplated thereby up to a maximum of $325,000, of which the first $250,000 would be paid in cash and the excess over $250,000 paid in Shares valued at $1.525 per Share; and (iii) if the Company terminates the Tender Offer Agreement pursuant to section (iv) above, or the Purchaser shall have terminated the Tender Offer Agreement when it did not have the right to do so under such Agreement, the Purchaser shall reimburse the Company's reasonable out of pocket costs and expenses actually incurred in connection with the Tender Offer Agreement and the transactions contemplated thereby up to a maximum of $150,000.

      Expenses. Except upon a termination as described above, each party shall bear its own expenses in connection with the Tender Offer Agreement and the transactions contemplated thereby.

Shareholders Agreement

      As a condition and inducement to OS and Purchaser entering into the Tender Offer Agreement, concurrently with the execution of the Tender Offer Agreement, OS, Purchaser, Langer and Trigran Investments, L.P., The Granat Family Limited Partnership, Kenneth Granat, Kenneth Granat 1990 Family Trust, Stephen V. Ardia, Justin Wernick, Daniel J. Gorney, Thomas I. Altholz and Donald Cecil (each a "Shareholder" and collectively the "Shareholders") have entered into a Shareholders Agreement (the "Shareholders Agreement"). The following summary of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed as Exhibit 2 to this Statement and is incorporated by reference herein. The Shareholders Agreement should be read in its entirety for a more complete description of the matters summarized herein.

      Tender of Shares. Pursuant to the Shareholders Agreement, each Shareholder has agreed to tender the Shares owned by such Shareholder to the Purchaser as promptly as practicable after the commencement of the Offer. With respect to the Shares tendered by the Shareholders pursuant to the Shareholder's Agreement, the Shareholders will receive the same price per share with respect to the Offer received by the other shareholders of the Company pursuant to the Offer. Each Shareholder has further agreed that if the Offer is not completed or is terminated due to the receipt of a Company Acquisition Proposal at a higher per share price than the initial Offer Price of $1.525 per share, then, upon the Purchaser's election exercised no later than March 31, 2001 (the "Purchase Period"), the Shareholders shall nonetheless sell all of their Shares to the Purchaser at $1.525 per share.

      Voting of Shares. Each Shareholder has further agreed that, during the period commencing on the date of the Shareholders Agreement and continuing until the end of the Purchase Period, the Shareholder will vote (or cause to be voted) its Shares against (i) any amendment of the Company's Certificate of Incorporation or by-laws which would be reasonably likely to impede, frustrate, prevent or nullify the Offer or any of the other transactions contemplated by the Tender Offer Agreement or change in any manner the voting rights of the Company's Common Stock, (ii) any action that would cause the Company to breach any representation, warranty or covenant contained in the Tender Offer Agreement, or (iii) any action to elect to the Langer Board anyone other than the designees of Purchaser or replacements of existing directors, which replacement directors agree to resign on the closing of the Offer.

      Representations and Warranties. Each Shareholder has made in the Shareholders Agreement certain customary representations and warranties including, without limitation, representations and warranties as to power and authority, ownership of the Shares, and no conflicts or legal bar. The Company has also made certain customary representations and warranties including, without limitation, representations and warranties as to power and authority and organization, and OS and the Purchaser have also made certain customary representations and warranties, including, without limitation, representations and warranties as to power and authority, organization, investment intent and sophistication.

      Restriction on Transfer. Each Shareholder has agreed, during the period commencing on the date of the Shareholders Agreement and ending on the earlier of (i) the purchase of the Shares by the Purchaser pursuant to the Offer or the Shareholders Agreement and (ii) March 31, 2001, not to (i) sell, transfer, give, pledge, assign or otherwise dispose of by gift or otherwise (collectively, "Transfer") its Shares or options, or consent to any such Transfer or enter into any contract, option or arrangement for the Transfer of the Shares or options or
(ii) enter into any voting arrangement, directly or indirectly, whether by proxy, voting agreement or otherwise, with respect to its Shares or shares issuable upon exercise of options.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Langer Board.

      At a meeting held on December 19, 2000, the Langer Board unanimously (i) determined that the Offer was fair to, and in the best interest of, Langer's shareholders; (ii) approved the Tender Offer Agreement and the transactions contemplated thereby, including the Offer; and (iii) recommended that Langer shareholders accept the Offer and tender their Shares thereunder. A Letter to the Shareholders communicating the Langer Board's recommendation and a press release announcing the Offer are filed herewith as Exhibits 12 and 5, respectively, and are incorporated by reference herein.

  (b) Background; Reasons for the Recommendation of the Langer Board.

      The Langer Board's recommendation is based in part on the oral opinion (which was subsequently confirmed in writing) delivered by Cronkite & Kissell ("C&K") to the effect that, and based upon and subject to the matters described in the opinion, the price of $1.525 to be received pursuant to the Offer by shareholders was fair, from a financial point of view, to such shareholders.

Background of the Transactions

      On June 8, 1998, Mr. Meyers contacted Kenneth Granat, a director and significant shareholder of Langer, to ascertain whether Langer was interested in being acquired. On June 17, 1998, Mr. Meyers and Warren B. Kanders met with Mr. Granat. Another meeting was held on September 18, 1998, among Mr. Meyers, Mr. Granat and Thomas I. Altholz, another director of Langer. Although there were preliminary discussions regarding the possibility of Langer being acquired or Mr. Meyers becoming involved in the management of Langer, no agreement was reached at this time and Mr. Meyers determined to suspend his efforts.

      In January 2000 Mr. Meyers again contacted Mr. Granat to determine whether there was any interest in selling his shareholdings in Langer. Mr. Granat referred Mr. Meyers to Stephen V. Ardia, Chairman of Langer. On January 6, 2000, Mr. Ardia explained to Mr. Meyers that Langer was then in the midst of various initiatives and was not interested in commencing discussions regarding any major transactions until these initiatives had been completed.

      On July 26, 2000, Mr. Meyers spoke with Mr. Ardia to ascertain whether Langer was then interested in being acquired. Thereafter, a Confidentiality Agreement was entered into between Langer and OrthoStrategies dated July 26, 2000. Mr. Meyers and Mr. Ardia then began a series of discussions which continued for several weeks during which they considered various possible structures for a transaction, including the purchase of the assets of Langer, a merger of the companies or a purchase of the shares of principal shareholders of Langer. The Langer board of directors first considered the acquisition proposal from OrthoStrategies at a meeting held on August 2, 2000.

      On August 10, 2000, attorneys from Herrick, Feinstein LLP, counsel to Mr. Meyers and OrthoStrategies, contacted Kaufman & Moomjian, LLC, counsel to Langer, to discuss the due diligence materials that would need to be reviewed and the general terms of an acquisition transaction with a view to entering into a letter of intent. From August 10, 2000, through September 14, 2000, representatives of Langer, including its legal counsel, had various discussions with representatives of OrthoStrategies and participated in various conference calls during which they considered alternative structures. After these negotiations, the board of directors of Langer met on September 16, 2000 and ratified the execution of a Letter of Intent, dated September 14, 2000, wherein OrthoStrategies confirmed its interest, subject to the completion of its due diligence, to acquire Langer by means of a merger whereby Langer would become a wholly-owned subsidiary of OrthoStrategies. The Letter of Intent contemplated that OrthoStrategies would pay the shareholders of Langer $1.75 per Share, subject to adjustment based on Langer's net worth and net working capital as of the closing date of the merger.

      Subsequent to the execution of the Letter of Intent, Herrick, Feinstein LLP, on behalf of OrthoStrategies, delivered a letter to Langer, dated September 19, 2000, specifying various documents and financial and other materials required by OrthoStrategies in connection with its review of the business and affairs of Langer.

      During the course of its due diligence review, in light of Langer's inability to meet forecasted results of operations, OrthoStrategies determined that it was not willing to acquire all of the outstanding Shares of Langer on the terms set forth in the Letter of Intent. In October 2000, OrthoStrategies advised Langer that it was no longer interested in consummating the transaction contemplated by the Letter of Intent, but that nevertheless, it was interested in acquiring a controlling interest in Langer at a lower price. Representatives of OrthoStrategies and Langer continued to negotiate modifications to the proposed transaction. The Langer board of directors met October 19, 2000, October 25, 2000, October 31, 2000 and November 8, 2000 to review the status of negotiations with OrthoStrategies.

      These discussions resulted in the execution and delivery by OrthoStrategies and Langer of a document captioned "Term Sheet for Revised Transaction" dated November 10, 2000 ("Term Sheet"). In the Term Sheet OrthoStrategies confirmed its intent, subject to its continued due diligence and the financial results of Langer, to conduct a tender offer for up to 75% of the outstanding Shares of Langer at a price of $1.525 per share, with a minimum required tender of 51% of the outstanding Shares. The Term Sheet further provided that certain shareholders of Langer, holding in the aggregate approximately 51.4% of the outstanding Shares would, at the time OrthoStrategies and Langer entered into the Tender Offer Agreement, enter into an agreement wherein they would agree to tender their shares in the Offer and, in certain events, to sell their Shares directly to OrthoStrategies. The Term Sheet also provided that Langer would grant OrthoStrategies options to purchase 1,400,000 Shares exercisable for 180 days after closing of the tender offer, at an initial exercise price of $1.525 per share, increasing to $1.550 per share 91 days after Closing; $1.575 per share 121 days after Closing; and $1.60 per share 151 days after Closing.

      The Langer Board of Directors met on November 11, 2000 to review and discuss the final form of the Term Sheet, which had been circulated to the Directors prior to the meeting; the Board approved the Term Sheet and authorized Steven V. Ardia, Chairman, to execute and deliver the Term Sheet.

      Subsequent to the execution of the Term Sheet, OrthoStrategies continued its review of the business and affairs of Langer, and counsel to OrthoStrategies, counsel to Langer and counsel to the parties to the Shareholders Agreement negotiated and exchanged several drafts of the Tender Offer Agreement, Shareholders Agreement and other agreements described herein.

      On November 29, 2000, the Langer Board of Directors met and reviewed the negotiations of the definitive agreements with OrthoStrategies and the open issues and authorized Steven V. Ardia, Chairman of Langer, to continue negotiations with OrthoStrategies.

      The Board of Directors of Langer held a meeting on December 10, 2000 to consider in general the progress of negotiations with OrthoStrategies, and on December 11, 2000, the board of directors of Langer held a meeting to consider the drafts which had been proposed of the Tender Offer Agreement and related documents. At the December 11, 2000 meeting, representatives of OrthoStrategies made a presentation regarding its proposal and its plans for Langer.

      The Board of Directors of Langer met on December 19, 2000 to review the substantially final definitive Tender Offer Agreement, Shareholders Agreement and related agreements; determined that it was in the best interests of Langer to proceed with the proposed transaction with OrthoStrategies; and authorized the execution of such agreements by Steven V. Ardia, Chairman, subject to changes approved by him.

      Reasons for the Transaction: Factors Considered by the Langer Board.

      In approving the Offer, the Tender Offer Agreement and the transactions contemplated thereby and recommending that all shareholders accept the Offer and tender their Shares pursuant to the Offer, the Langer Board considered a number of factors including:

            (i) the presentations and views expressed by management of the Company regarding, among other things:

                  (a) the financial condition, results of operations, cash
            flows, business and prospects of the Company;

                  (b) the fact that the ability of the Company to raise the
            long-term capital needed to grow the Company's business on terms acceptable to the Company was uncertain;

                  (c) the fact that other available capital raising alternatives were likely to be more dilutive to the shareholders; and

                  (d) the fact that the structure of the transaction proposed by
            OS should result in a rapid consummation of the transaction.

            (ii) the opinion of Cronkite & Kissel, dated as of December 28, 2000, to the effect that as of such date the $1.525 per share to be received by the holders of Shares was fair to such holders, from a financial point of view. The full text of the written opinion, dated December 28, 2000 of C&K, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is included as
      Exhibit 6 to this Statement and is incorporated herein by reference. The opinion of C&K is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinion carefully in its entirety.

            (iii) the all cash consideration offered by OS;

            (iv) the support of the transaction by Kenneth Granat and his affiliates, the largest shareholder of the Company;

            (v) the terms of the Tender Offer Agreement which would not prevent the Company from accepting a Superior Proposal,

            (vi) the absence of a financing condition on Purchaser's obligation to consummate the Offer;

            (vii) the fact that in view of the discussion held with various parties management of the Company believed it was unlikely that in the near term any other party would propose a transaction that would be more favorable to the Company and its shareholders than the Offer;

            (viii) the extensive arms-length negotiations between the Company and OS leading to the belief on behalf of the Langer Board that $1.525 per Share represented the highest price per Share that could be negotiated with OS;

            (ix) a review of the strategic alternatives available to the Company, none of which the Langer Board or management of the Company believed to be as favorable to Company shareholders as the Offer;

            (x) the fact that Andrew Meyers, the founder of the Purchaser and who is anticipated to be a significant shareholder and the President and Chief Executive Officer of the Company, has been an executive in the orthotics industry since 1979 and has a significant presence in the musculoskeletal industry; and

            (xi) the other terms and conditions of the Offer and Tender Offer Agreement.

      The foregoing discussion of information and factors considered and given weight by the Langer Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Langer Board. In view of the variety of factors considered in connection with its evaluation of the Offer, the Langer Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of Langer's Board may have given different weights to different factors.

  (c) Intent to Tender.

      To Langer's knowledge after reasonable inquiry, all of Langer's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Trigran Investments, L.P., The Granat Family Limited Partnership, Kenneth Granat, Kenneth Granat 1990 Family Trust, Stephen V. Ardia, Dr. Justin Wernick, Daniel J. Gorney, Thomas I. Altholz and Donald Cecil, which together own approximately 51.4% of the outstanding Shares, have entered into a Shareholders Agreement with OS and Purchaser pursuant to which they have agreed to tender their Shares and have granted to Purchaser the right to purchase their Shares even if the Offer is terminated upon the terms and subject to the conditions contained therein. See "Shareholders Agreement" under Item 3 of this Statement.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

      Pursuant to an agreement, dated November 15, 2000, the Company formally retained Cronkite & Kissell to render a fairness opinion with respect to the Offer. Pursuant to such agreement, C&K is entitled to a fee of $22,500, inclusive of out-of-pocket expenses.

      Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to solicit or make recommendations to shareholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

      No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

      The Company is not currently undertaking or engaged in any negotiations in response to the Offer which relate to, or would result in, (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      There are no transactions, Langer Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Section 14(f) Information Statement.

      The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Tender Offer Agreement, of certain persons to be appointed to the Langer Board other than at a meeting of Langer's shareholders.

Item 9. Exhibits.

Exhibit No.    Description
-----------    -----------
    1.         Tender Offer Agreement, dated as of December 28, 2000, by and among Langer, OS and Purchaser (Filed as Exhibit 10.1 to the
               Current Report on Form 8-K filed by Langer on January 5, 2001
               (the "Form 8-K") and incorporated herein by reference).

    2. Shareholders Agreement, dated as of December 28, 2000, among OS, Purchaser and Langer and the individuals and entities listed on Exhibit A attached thereto (Filed as Exhibit 10.2 to the Form 8-K and incorporated herein by reference).

    3. Form of Option Agreement in favor of OS for 1,400,000 Shares (incorporated by reference to Exhibit (d)(1)(C) to the Schedule TO of Purchaser filed on January 10, 2001 (the "Schedule TO")).

    4. Form of Registration Rights Agreement between Langer and OS (incorporated by reference to Exhibit (d)(1)(D) to the Schedule
               TO).

    5.         Press Release issued by Langer on December 29, 2000.

    6.         Opinion of Cronkite & Kissell, dated December 28, 2000.

    7. Langer Proxy Statement for the Annual Meeting of Shareholders held on August 2, 2000 (Filed on Schedule 14A on June 30, 2000 and incorporated herein by reference).

    8. Items 10-12, inclusive, of Langer Annual Report on Form 10-K/A for the fiscal year ended February 29, 2000 (Filed by Langer on May 19, 2000 and incorporated herein by reference).

Exhibit No.    Description
-----------    -----------
    9.         1992 Stock Option Plan (Filed as Exhibit 4 to the Registration
               Statement on Form S-8 filed by Langer on January 14, 2000 and incorporated herein by reference).

    10.        Article Eighth of the Certificate of Incorporation of Langer.

    11.        Article XI of the By-Laws of Langer.

    12.        Letter, dated January 10, 2001, of Langer to shareholders.

    13. Stock Option Agreement of Andrew Meyers, dated December 28, 2000 (incorporated by reference to Exhibit (a)(1)(f) to the Schedule
               TO).

    14. Severance/Non-Compete Letter of Thomas G. Archbold, dated December 28, 2000 (incorporated by reference to Exhibit (d)(1)(P) to the Schedule TO).

    15. Severance/Non-Compete Letter of Daniel J. Gorney, dated December 28, 2000 (incorporated by reference to Exhibit (d)(2)(O) to the Schedule TO).

    16. Severance/Non-Compete Letter of Ronald Spinelli, dated December 28, 2000 (incorporated by reference to Exhibit (d)(1)(Q) to the Schedule TO).

    17. Letter Agreement, dated December 28, 2000 among OS, Langer, Stephen V. Ardia, Kenneth Granat, Justin Wernick and Thomas I. Altholz (Filed as Exhibit 10.3 to the Form 8-K and incorporated herein by reference).

    18. Offer to Purchase, dated January 10, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).

    19. Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO).

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/ Thomas G. Archbold
                                          ------------------------------
                                          Name:  Thomas G. Archbold
                                          Title: Chief Financial Officer

Dated: January 10, 2001

                                                                      SCHEDULE I

                       THE LANGER BIOMECHANICS GROUP, INC.
                                450 Commack Road
                            Deer Park, New York 11729

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

      This information statement (the "Information Statement") is being mailed on or about January 10, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of Common Stock, par value $.02 per share (the "Shares"), of The Langer Biomechanics Group, Inc. ("Langer" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by OrthoStrategies Acquisition Corp., a New York corporation (the "Purchaser") and wholly owned subsidiary of OrthoStrategies, Inc., a New York corporation ("OS"), to a majority of the seats on the Board of Directors of Langer (the "Langer Board") other than at a meeting of the Shareholders of Langer. Such election would occur pursuant to the terms of a Tender Offer Agreement (the "Tender Offer Agreement"), dated as of December 28, 2000, by and among Langer, the Purchaser and OS. The Tender Offer Agreement is more fully described under Item 3 of the Schedule 14D-9, of which this Information Statement is a part. Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Schedule 14D-9.

      Pursuant to the Tender Offer Agreement, the Purchaser will commence a tender offer (the "Offer") for up to 1,959,886 Shares (representing 75% of the Shares currently outstanding) at a price of $1.525 per Share, net to the seller in cash.

      The Tender Offer Agreement provides that, effective as of the purchase of
(i) at least a majority of the issued and outstanding Shares and (ii) subject to the Offer Conditions as set forth in the Tender Offer Agreement, all Shares tendered pursuant to the Offer, the Company will use its best efforts to facilitate the election to the Langer Board of Andrew H. Meyers and, at Purchaser's option, four additional persons designated by Purchaser ("Purchaser Designees") subject to the reasonable approval by the Langer Board of each designee. Further, the Company has agreed to use its best efforts to facilitate the resignation, effective as of the purchase of (i) at least a majority of the issued and outstanding Shares and (ii) subject to the Offer Conditions, all Shares tendered pursuant to the Offer, of Kenneth Granat, Thomas I. Alholz and Stephen V. Ardia from the Langer Board.

      If the Tender Offer Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Langer Board.

      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

      The information contained in this Information Statement concerning OS and Purchaser has been furnished to the Company by OS. The Company assumes no responsibility for the accuracy or completeness of such information.

The Purchaser Designees

      The Tender Offer Agreement provides that promptly upon the purchase of at least a majority of the issued and outstanding Shares and, subject to the Offer Conditions, all Shares tendered pursuant to the Offer, the Company shall use its best efforts to facilitate the election to the Langer Board of Andrew H. Meyers and, at

Purchaser's option, four additional persons designated by Purchaser, which designees shall constitute a majority or all of the Langer Board, and Langer shall use its best efforts to secure the resignation of Stephen V. Ardia, Kenneth Granat and Thomas I. Altholz (who are currently directors of the Company). At such time, the Company will also use its best efforts to facilitate the appointment of such persons designated by Purchaser necessary to constitute the same proportionate representation of (i) each committee of the Langer Board,
(ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, as Purchaser's Designees constitute of the Langer Board.

      The Company's obligation to appoint Purchaser Designees to the Langer Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company has agreed to promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under the Tender Offer Agreement to cause the Purchaser Designees to be elected to the Langer Board.

      Purchaser has informed the Company that it is anticipated that the Purchaser Designees will be those individuals listed in the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with this
Schedule 14D-9 and Information Statement. Purchaser has informed the Company that each of the individuals listed in the Offer to Purchase has consented to act as a director, if so designated. The information on such Purchaser Designees listed in the Offer to Purchase is incorporated herein by reference. If necessary, Purchaser may choose additional or other designees of Purchaser, subject to the requirements of Rule 14f-1. It is expected that the Purchaser Designees will assume office promptly upon the purchase by Purchaser, pursuant to the Offer, of at least a majority of the issued and outstanding Shares and that they will thereafter constitute at least a majority of the Langer Board.

      Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, other than Andrew H. Meyers who is being employed by the Company during the Offer in an advisory capacity, (ii) has a familial relation with any directors or executives officers of the Company, or (iii) to the best knowledge of OS and except as set forth in the Offer to Purchase, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by OS that, to the best of OS' knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

      The Shares constitute the only class of voting stock of the Company currently issued and outstanding. The Company is authorized is issue 250,000 shares of Preferred Stock, $1.00 par value, of which 1,306 shares were issued as Series A Preferred Stock and later converted to Shares. The holders of the Common Stock are entitled to one vote per Share. As of December 28, 2000, there were 2,613,181 Shares issued and outstanding and an aggregate 301,000 Shares subject to outstanding options. Currently, the Langer Board consists of four members. Each director is elected to serve until the next annual meeting of shareholders and until his successor is elected and qualified.

Information About the Langer Board

      The names of the current members of the Langer Board, their ages and certain biographical information about each of them are set forth below.

                                                              Director
Name                          Age   Office                    Since
----                          ---   ------                    --------
Stephen V. Ardia ..........   58    Chairman of the Board     1998
Kenneth Granat ............   55    Director                  1995
Dr. Justin Wernick ........   64    Chief Medical Director,
                                    Secretary and Director    1971
Thomas I. Altholz .........   49    Director                  1997

      Mr. Ardia has been Chairman of the Board of Directors of the Company since January 1999 and has been a Director of the Company since November 1998. From 1969 to 1994, he was employed by Goulds Pumps, Inc., including most recently as President and Chief Executive Officer. Goulds Pumps, Inc. is a Fortune 500 manufacturer of industrial and residential pumps. From 1995 to 1999, Mr. Ardia was President at Environment

One Corporation, a maker of advanced, environmentally sensitive sewage collection systems. Mr. Ardia serves on the Board of Directors of the New York College of Chiropractic Medicine.

      Mr. Granat has been a Director of the Company since January 1995, including serving as Chairman of the Board from January 1995 to January 1999. Since 1987, he has been President of Active Screw and Fastener, Inc., an Elk Grove Village, Illinois company engaged in full line distribution of fasteners with plants in Chicago, Illinois and Tucson, Arizona. Since 1991, he has also been Vice President and a Director of Trigran Investments Inc., Deerfield, Illinois, the general partner and investment advisor for Trigran Investments, L.P., a more that 10 percent shareholder of the Company. Mr. Granat holds a J.D. from the University of Illinois as well as a B.B.A. degree in Business from the University of Michigan.

      Dr. Wernick is a co-founder of the Company and has been Executive Vice President (until July 1, 1997), Secretary and a Director of the Company since its formation. Effective July 1, 1997, Dr. Wernick has been serving as Chief Medical Director of the Company. In addition, since July 1997, Dr. Wernick has been Medical Director of Eneslow Comfort Shoe Centers, a shoe retailer. Dr. Wernick is a Diplomat of the American Board of Podiatric Orthopedics, a Fellow of the American College of Foot Orthopedics and of the American Academy of Podiatric Sports Medicine and a member of several other professional societies. In 1975, he was the President of the Nassau County division, Podiatry Society of the State of New York and was presented the Podiatrist of the Year Award from that Society in that same year. Since 1969, he has held various academic positions at the New York College of Podiatric Medicine and since 1979 has been serving as a professor with the Department of Orthopedic Sciences at the New York College of Podiatric Medicine. He has guest lectured and directed educational programs, both nationally and internationally, at many other podiatric colleges and seminars during the past 20 years. He has co-authored a book entitled "Practical Manual for a Basic Approach to Biomechanics" in 1972 and a report entitled "Radiologic Study of Motion of the Foot within a Ski Boot" which was published in the Journal of the American Podiatry Association for which he is also a corresponding consultant. Dr. Wernick received his podiatric medical degree from M.J. Lewi College of Podiatry (now known as the New York College of Podiatric Medicine).

      Mr. Altholz has been a Director of the Company since June 1997. Mr. Altholz has been President, owner and Chief Executive Officer of TIA Solutions, Highland Park, Illinois, a business-consulting firm, since 1997. From 1980 to November 1995, he was President and owner of Inlander Steindler Paper Company
(ISP), a paper distribution company with regional sales and warehousing centers in the Midwest, which company was acquired by Alco Standard in November 1995. He has served on several industry advisory Boards such as Minnesota Mining and Manufacturing (3M) and Scott Paper, and was Chairman of Affiliated Paper Companies. He is a member of the Board of Directors of Regal Ware, Inc., a company engaged in manufacturing and marketing of houseware products, and Northmoor Country Club and also is a member of the Board of Trustees of Ripon College. Mr. Altholz received his B.A. in Economics from Ripon College in Ripon, Wisconsin.

Langer Board Meetings and Committees

      During the fiscal year ended February 29, 2000 ("fiscal 2000"), the Board of Directors held three meetings.

      While the Company has an Audit Committee, there are no Nominating or Compensation Committees. The Audit Committee's function is to review the adequacy of the Company's internal controls, oversee the financial reporting process and to meet periodically with management and independent auditors. The Audit Committee, which currently consist of Messrs. Ardia, Granat and Altholz, met once during fiscal 2000.

Director Compensation

      Directors, who are not employees of the Company, are generally compensated by means of the issuance of Shares. In this connection, the Board of Directors granted 4,000 Shares to each of the outside directors for fiscal 2000 and 3,000 Shares, as well as $1,500 in cash, for fiscal 2001. In addition, the Company has agreed to pay Stephen V. Ardia, Chairman of the Board, the sum of $20,000 for each of the yearly periods ended November 28, 1999 and 2000 for his services as Chairman of the Board and $25,000 for his services rendered in connection with the negotiation of the transactions contemplated by the Tender Offer Agreement. Directors are also reimbursed for their out-of-pocket expenses in connection with their attendance at Langer Board meetings.

Executive Officers of the Company.

      The names of the executive officers who are not also directors of the Company, their ages and certain information about them are set forth below.

                                                     Principal Occupation
                           Positions and Offices     and Employment
Name                 Age   with Langer               During Past Five Years
-----                ---   ------------------        --------------------
Daniel J. Gorney ..  56    President and Chief       Mr. Gorney has been
                           Executive Officer         President and Chief
                                                     Executive Officer of the
                                                     Company since November
                                                     1998. From 1996 to 1998, he
                                                     was Chief Executive Officer
                                                     of Lifevision, LLC., a
                                                     health care service
                                                     company. From 1994 to 1996,
                                                     Mr. Gorney was Chief
                                                     Operating Officer of
                                                     Visionics Corporation, a
                                                     vision care company. He
                                                     received a B.A. in history
                                                     and business from the
                                                     University of Buffalo with
                                                     advanced studies in
                                                     Organizational Development
                                                     and Marketing Management.

Ronald Spinelli ...  44    Vice President --         Mr. Spinelli has been Vice
                           Operations                President -- Operations of
                                                     the Company since October
                                                     1999. From 1998 to 1999, he
                                                     was Director of Operations
                                                     for Thompson Industries, a
                                                     manufacturer of industry
                                                     bearings. From 1988 to
                                                     1998, he was a Director of
                                                     Engineering for Pall
                                                     Corporation, a manufacturer
                                                     of biomedical and
                                                     industrial filtration
                                                     devices. Mr. Spinelli
                                                     received a B.S. in
                                                     Mechanical Engineering from
                                                     the University of
                                                     Wisconsin.

Thomas G. Archbold.. 40    Vice President --         Mr. Archbold has been Vice
                           Finance and Chief         President -- Finance of the
                           Financial Officer         Company since June 1999.
                                                     From 1996 to 1999, he was
                                                     Corporate Controller of
                                                     United Capital Corporation,
                                                     a publicly traded company
                                                     with interests in real
                                                     estate and manufacturing.
                                                     From 1994 to 1996, he was
                                                     Director of Finance of AIL
                                                     Systems, Inc., a
                                                     manufacturer of electronic
                                                     equipment. Prior to that,
                                                     Mr. Archbold spent nine
                                                     years with Ernst & Young
                                                     LLP, including four years
                                                     as an audit senior manager,
                                                     and he is a C.P.A. He
                                                     received a B.S. in
                                                     accounting from C.W. Post
                                                     College.

                               SECURITY OWNERSHIP

Security Ownership of Officers and Directors.

      According to the information furnished to the Company as of December 28, 2000, the directors of the Company, the Company's "named executive officers" (the "Named Executive Officers") within the meaning of Item 402(a)(3) of Regulation S-K, and all directors and executive officers as a group, beneficially owned shares of the Company's Common Stock as set forth below. Beneficial ownership has been determined for purposes herein in accordance with Rule 13d-3 of the Exchange Act pursuant to which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days of December 28, 2000.

                                                    Number of
Name (and address of 5% holders)                   Shares Owned          Percent
--------------------------------                   ------------          -------
Kenneth Granat .................................     782,353(1)           29.4%
Dr. Justin Wernick .............................     224,867               8.6%
Stephen V. Ardia ...............................     135,000(2)            5.0%
Daniel J. Gorney ...............................      40,000(3)            1.5%
Thomas I. Altholz ..............................      56,500(4)            2.2%
All Directors and Officers
  As a Group (7 persons) .......................   1,238,723(5)           44.8%

----------
(1) Includes 45,000 shares issuable under outstanding stock options exercisable within sixty days and 620,953 shares held by Trigran Investments, L.P. Mr. Granat is a Director and Vice President of the general partner of Trigran Investments, L.P. An additional 30,000 shares are owned by The Granat Family Limited Partnership, of which Mr. Granat is a general partner, and 10,400 shares are owned by The Kenneth Granat 1990 Family Trust, of which Mr. Granat is a beneficiary. Mr. Granat also owns 76,000 shares personally.
(2) Includes 75,000 shares issuable under outstanding stock options exercisable within sixty days.
(3) Includes 20,000 shares issuable under outstanding stock options exercisable within sixty days.
(4) Includes 5,000 shares issuable under outstanding stock options exercisable within sixty days.
(5) Includes 154,000 shares issuable under outstanding stock options exercisable within sixty days.

Security Ownership of Certain Beneficial Owners.

      The following table sets forth information with respect to persons other than directors or the Named Executive Officers known to the Company to beneficially own more than five percent (5%) of the Shares, as of December 28, 2000:

Name and Address of                    Amount and Nature
Beneficial Owner                    of Beneficial Ownership            Percent
----------------                    -----------------------            -------
Donald Cecil .......................        248,553                      9.5%
1114 Avenue of the Americas
New York, New York 10036

      On December 28, 2000, as a condition and inducement to OS and Purchaser entering into the Tender Offer Agreement, Trigran Investments, L.P., The Granat Family Limited Partnership, Kenneth Granat, The Kenneth Granat 1990 Family Trust, Dr. Justin Wernick and Messrs. Ardia, Gorney, Altholz and Cecil (collectively, the "Shareholders") entered into a Shareholders Agreement (the "Shareholders Agreement") with OS and Purchaser. The Shareholders hold, in the aggregate, 1,342,273 Shares, or approximately 51.4% of the issued and outstanding Shares. Pursuant to the Shareholders Agreement, each Shareholder has agreed to (i) tender its Shares to Purchaser in the Offer, (ii) vote (or cause to be voted) its shares against (a) any amendment of the Company's Certificate of Incorporation or by-laws, which amendment would be reasonably likely to impede, frustrate, prevent or nullify the Offer or any of the other transactions contemplated by the Tender Offer Agreement or change in any manner the voting rights of any class of Company Common Stock, (b) any action that would cause the Company to breach any representation, warranty or covenant of the Company contained in the Tender Offer Agreement or (c) any action to elect to the Langer Board anyone other than the Purchaser Designees or replacements of existing directors, which replacement directors agree to resign on the closing of the Offer; (iii) not sell, transfer, give, pledge, assign or otherwise dispose of (collectively, "Transfer"), or consent to any Transfer of their Shares or options or any interest therein or enter into any contract, option or other arrangement with respect to the Transfer of their Shares or options to any person; (iv) not enter into any voting arrangement, directly or indirectly, whether by proxy, voting agreement or otherwise, with respect to their Shares and shares issuable upon exercise of their options or commit or agree to take any of the foregoing actions; and (v) sell all of his or its Shares to Purchaser, upon Purchaser's election to purchase prior to March 31, 2001, at $1.525 in the event the Offer is not completed or is terminated due to the receipt by the Company or its shareholders of an acquisition proposal at a higher price per share than $1.525.

Section 16(a) Beneficial Ownership Reporting Compliance.

      Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities ("10% shareholders") to file with the SEC reports of ownership on a Form 3 and changes in ownership on a

Form 4 or a Form 5. Such executive officers, directors and 10% shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file. The Company is not aware of any late filings of, or failures to file, during the fiscal year ended February 29, 2000, the reports required by Section 16(a).

                             EXECUTIVE COMPENSATION

Summary Compensation Table.

      The following table sets forth certain information regarding the cash compensation paid by the Company during each of the Company's last three fiscal years to the Company's Chief Executive Officer and to each of the Company's executive officers who received salary and bonus payments in excess of $100,000 during the last fiscal year (the "Named Executive Officers").

                                            Annual Compensation     Long-term
                                     ---------------------------  Compensation
       Name and             Fiscal   Salary     Bonus    Other       Options
  Principal Positions        Year       $         $        $     (No. of Shares)
   -----------------        ------   -------   -------  -------  --------------
Daniel J. Gorney ..........  2000   158,830                   (2)    25,000
President and Chief          1999    34,663(1)                (2)    15,000
Executive Officer

Gary L. Grahn .............  1999   160,000    64,000   26,666(3)
Former President and         1998   160,000    53,440         (2)
Chief Executive Officer

----------
(1)   Mr. Gorney's employment commenced on November 30, 1998.
(2)   Less than 10% of the total annual salary and bonus.
(3) Mr. Grahn's employment was terminated in December 1998; other compensation of $26,666 represents severance pay and other minor non-disclosed items that are less than 10% of total annual salary and bonus.

Options Grants in Last Fiscal Year

      Option grants during the fiscal year ended February 29, 2000 to the two named executive officers were as follows:

                                                                            Potential Realizable
                                      Individual Grants                       Value at Assumed
                      -------------------------------------------------         Annual Rates
                       Number of     Percent of                                of Stock Price
                       Securities  Total Options                                Appreciation
                       Underlying     Granted     Exercise or                for Option Term(1)
                         Options    to Employees  Base Price  Expiration    --------------------
Name                   Granted(#)  in Fiscal Year   ($/Sh)       Date         5%($)       10%($)
------                -----------  -------------- ----------  ----------    --------    --------
Daniel J. Gorney .....   25,000         23.8        $1.50      5/18/09      $23,584      $59,675
Gary L. Grahn ........     --            --          --          --           --           --

----------
(1) The potential realizable value portion of the foregoing table illustrates value that might be received upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Company's common stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment.

Fiscal Year-end Option Values

      The table below sets forth information regarding unexercised options held by the Company's Named Executive Officers as of February 29, 2000. No options were exercised by the Company's Named Executive Officers during fiscal 2000.

                         No. of Securities Underlying    Value of Unexercised
                            Unexercised Options At       In-the-Money Options
                                Fiscal Year End           At Fiscal Year End
                           Exercisable/Unexercisable   Exercisable/Unexercisable
Name                                   #                         $(1)
----                     ----------------------------  -------------------------
Daniel J. Gorney ......          20,000/80,000              9,425/37,700
Gary L. Grahn .........               -/-                        -/-

----------
(1) The closing bid price per share of Common Stock as reported by NASDAQ on February 29, 2000 was $1.69. Value is calculated on the difference between the option exercise of in-the-money options and $1.69 multiplied by the number of shares of Common Stock underlying the option.

                              EMPLOYMENT AGREEMENTS

      None of the Named Executive Officers has an employment agreement with the Company. Certain employees of the Company have entered into arrangements with the Company in connection with Purchaser's Offer. For a discussion of these arrangements, see Item 3 under "Arrangements with Executive Officers, Directors or Affiliates of the Company" in the Schedule 14D-9 of which this Information Statement forms a part.